Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 April 16, 2014

Credit Suisse Equal Weight MLP Index ETN

The Credit Suisse Equal Weight MLP Index Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch that are linked to the return of the Cushing® 30 MLP Index (the “Index”). The ETNs are designed to provide investors with exposure to the Cushing® 30 MLP Index and may pay a variable quarterly coupon linked to the cash distributions paid on the constituent MLPs in the Index, as reduced by the investor fee. The ETNs are listed on NYSE Arca under the ticker symbol “MLPN.”1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	MLPN
Indicative value ticker	MLPN.IV
Bloomberg Index ticker	MLPX
CUSIP/ISIN	22542D852 / US22542D8520
Primary Exchange	NYSE Arca
ETN annual investor fee	0.85%*
12-month yield	4.21%**
12-month total return	15.37%***
12-month price return	10.71%
ETN inception date	April 13, 2010
Underlying index Cushing® 30 MLP Index
*Because of daily compounding, the actual investor
fee realized may exceed 0.85% per annum.
**Actual coupons over previous 12 months ended 3/31/14
divided by indicative value of MLPN on 3/31/14.
***Return based on the change in the indicative value of
the ETN from 3/28/13 to 3/31/14 plus any coupon
payments paid to holders of the ETN during that period.

Index Returns (as of 3/31/2014)
1 month	1.63%
3 month	1.74%
1 year	10.71%
Since inception annualized*	17.40%
*Index inception date was November 1, 2009.

Index Statistics (3/28/2013 to 3/31/2014)
Correlation to S&P 500 TR Index	0.54
Correlation to Barclays US
Aggregate TR Index	0.07
Annualized Volatility	13.80%
1-Year Sharpe ratio*	0.77
*Sharpe ratio calculated using the Federal
Funds Effective Rate as of March 31, 2014.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	MLPs are publicly traded limited or general partnership interests. MLPs included in the Index hold mid-stream energy infrastructure assets in North America.
■	Characteristics of MLPs as an asset class:
–	Income: Although the ETN holders have no interest or rights in the underlying MLPs, they may receive cash distributions as reduced by the investor fee.
–	Essential Infrastructure: The mid-stream energy sector involves the gathering, processing, transporting, and storage of crude oil and natural gas.
–	Growing asset class: Cash flows generated are generally thought to be predictable with growth potential.
–	Inflation Protection: If distributions on the MLPs grow, they may provide an effective inflation hedge.

Index Performance (November 1, 2009 to March 31, 2014)

The above graph sets forth the historical performance of the Index from November 1, 2009 through March 31, 2014. Historical performance is not indicative of future performance. The above graph does not include the investor fee factor associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index is an equally-weighted index that uses a formulaic, proprietary valuation methodology (SValuES©) to rank the MLPs for inclusion in the index.
■	The Index only tracks midstream MLPs, and does not hold any upstream or downstream MLPs, which may be more sensitive to movements in commodity prices.
■	The SValuES© formulaic ranking system emphasizes the importance of balance sheet, cash flow, and cash distribution metrics rather than market capitalization.
■	The MLPs underlying the Index are reset to equal weighting on a quarterly basis.

MLPN Coupon Amounts

Selected Investment Considerations

–	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees.
–	You will not receive any periodic interest payments on the ETNs and your coupon payment may vary and may be zero.
–	We have listed the ETNs on NYSE Arca under the symbol “MLPN”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, and coupon payments, if any, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

–	You will not have any partnership interests or other rights in the MLPs underlying the Index.
–	MLPs are concentrated in the energy industry. Some of the MLPs underlying the Index may be smaller, non-diversified businesses that are exposed to the risks associated with such businesses.
–	The Index may not be representative of the entire mid-stream energy infrastructure industry.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
–	We have the right to repurchase your ETNs in whole but not in part if the principal amount of the ETNs outstanding is $10,000,000 or less. In addition, we have the right to repurchase your ETNs in whole and not in part upon the occurrence of certain events as described in the applicable pricing supplement. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and as agent of the Issuer for the offering of the ETNs, and hedging our obligations under the ETNs. The Calculation Agent will, among other things, decide the amount of the return paid out to you on your ETNs at maturity or upon redemption or acceleration. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Swank Capital, LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources. The Index is unmanaged and does not reflect the deduction of fees and expenses. Investors cannot invest directly in an index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109212001698/e47808_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright © 2014. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn